June 17, 2005

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Comment Letter dated June 9, 2005
Ampex Corporation
Form 10-K for the fiscal year ended December 31, 2004

Dear Mr. Spirgel:

This letter is in response to the above mentioned comment letter. In this letter, we have recited the comments of the Staff in italicized bold type, and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2 Revenue Recognition, page F-12

1 Tell us in more detail why you believe that it is appropriate to recognize prepayment of royalties when the agreement has been executed by both parties. In this regard we note your disclosure stating that “(t)he Company may also negotiate a ‘prepayment’ of royalties that would otherwise be due up to a specific future date.”

Ampex Corporation applies the revenue recognition guidance contained in SOP 97-2, “Software Revenue Recognition,” in accounting for licensing revenues. Staff Accounting Bulletin No. 104, footnote 5, notes the Staff’s belief that the guidance included in SOP 97-2 is appropriate for other sales transactions where authoritative guidance does not otherwise exist. We understand that licensing activities have generally looked to this Statement for the defining parameters of revenue recognition. Specifically, paragraph 8 of the Statement of Position states that, “If the arrangement does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met.

Persuasive evidence of an arrangement exists.

Delivery has occurred.

The vendor’s fee is fixed or determinable.

Collectibility is probable.

Persuasive evidence of an arrangement exists: The signed license agreement between the licensee and Ampex satisfies the first requirement of evidence of an arrangement.

Delivery has occurred: The licensee has had access to and has been utilizing our patented technology (without our authorization) prior to the signing of the license agreement. As a result, upon the signing of the license agreement, there were no additional deliverables required of us (that is, the license agreement allowed our licensee to continue using our patented technology under the terms of the license agreement). Further, there are no follow on deliverables under the license agreement as the patent technology was licensed “as is.” In this regard, we have no future deliverables for any Post-contract Customer Support. We have no obligation, either explicitly or implicitly, to provide any upgrades or enhancements or maintenance of any kind with respect to our patented technology. None of our license agreements require additional production, modification or customization.

The vendor’s fee is fixed or determinable: The license fee is fixed and paid typically 30 days after signing the license and the amount of the fee is not subject to refund, adjustment or forfeiture and it is not dependent whatsoever on the amount of future sales by the licensee.

Collectibility is probable: Collectibility is probable based on the payment terms. Our licensee customers are well-recognized international corporations.

Once the agreement between both parties has been signed, each of the four tests discussed above has been satisfied. During 2004 and in the first quarter of 2005, a number of new licensees requested that we enter into prepayment arrangements which cover the licensee’s product shipments that incorporate our patented technology from initial notification of infringement through a specific future date which coincides with the expiration of our rapid image retrieval patent. These licensees preferred to negotiate a known monetary settlement, payable in a lump sum, versus negotiating running royalties payable in the future based on future sales.

Management Discussion and Analysis, page 27

2. Tell us, in more detail, the terms of the Sony settlement payment of $40 million to cover royalties due on all product shipment through April 11, 2006. Also tell us your basis for recognizing as revenue the full settlement amount in 2004.

The Sony licensing agreement was signed on November 24, 2004 and permits Sony to use our patented technology in any product that Sony manufactures through April 11, 2006. The settlement of $40 million was not allocated to any specific product or time period of license use. Since Sony was using our patented technology (without our authorization) prior to the signing of the license agreement, and since the license period has started, there were no additional deliverables due upon the signing of the license agreement. There are no multiple deliverables, post contract support or future services to be rendered by Ampex. The settlement amount is fixed and not subject to refund, adjustment or forfeiture. Accordingly, we concluded that the four criteria of revenue recognition discussed above had been satisfied and that it was appropriate to recognize the lump sum amount as revenue in the fourth quarter of 2004.

3. Tell us, in more detail, the terms of the agreements with Canon and Sanyo. Tell us why you believe that it is appropriate to recognize the total payments of $25.5 million as revenue in 2004.

The Canon agreement was signed on October 19, 2004 and provided for a lump sum payment of $19 million for use of our patented technology in the manufacture of digital still cameras. The settlement amount covers all such products shipped through April 11, 2006. The Sanyo agreement was signed on October 19, 2004 and provided for a lump sum payment of $6.5 million for use of our patents in the manufacture of digital still cameras and camera-equipped cell phones. The settlement amount covers all such products shipped from notification of infringement through April 1, 2004, the date of the license. In subsequent periods, Sanyo is obligated to pay running royalties on products that incorporate our patents based on the sales price of products that are sold. As with the Sony agreement discussed above, the Canon settlement satisfied the four revenue criteria and the total lump sum payment was recognized as revenue.

In connection with responding to the Staff’s comments, we acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact Craig McKibben at (212) 935-6144.

Sincerely,

/s/ Craig L. McKibben
Craig L. McKibben
Vice President and Chief Financial Officer